SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                (Amendment No.     )*

                          BancFlorida Financial Corporation
                                   (Name of Issuer)

                       Common Stock, $0.01 par value per share
                            (Title of Class of Securities)

                                     059451-10-4
                                    (CUSIP Number)

                                Marion A. Cowell, Jr.
                                One First Union Center
                        Charlotte, North Carolina  28288-0013
                                   (704) 374-6828
                         (Name, Address and Telephone Number
                           of Person Authorized to Receive
                             Notices and Communications)

                                  January 17, 1994
                         (Date of Event which Requires Filing
                                  of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

          Note:   Six  copies of  this statement,  including all  exhibits,
          should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



          CUSIP No.:   059451-10-4


           1.  Name of Reporting Person:  First Union Corporation
               S.S. or I.R.S.  Identification No.  of Above Person:   I.R.S.
               Identification No. 56-0898180


           2.  Check  the  Appropriate Box  if  a  Member  of  a Group  (See
               Instructions):
               a.   [  ]      b.  [  ]



           3.  SEC Use Only


           4.  Source of Funds (see Instructions): WC; 00


           5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]



           6.  Citizenship or Place of Organization:  North Carolina



          Number of       7.  Sole Voting Power:  719,000*
          Shares Bene-
          ficially        8.  Shared Voting Power:
          Owned by
          Each Report-    9.  Sole Dispositive Power: 719,000*
          ing Person
          With           10.  Shared Dispositive Power:



          11.  Aggregate  Amount  Beneficially  Owned   by  Each   Reporting
               Person:
               719,000*




          12.  Check Box if the Aggregate Amount  in Row 11 Excludes Certain
               Shares (See Instructions):   [   ]

          13.  Percent of Class Represented by Amount in Row 11:   19.9*


          14.  Type of Reporting Person (See Instructions):  HC; CO


          *  The  shares   indicated   are   purchasable  by   First   Union
             Corporation ("FUNC")  upon  exercise  of  an option  issued  to
             FUNC      on  January 17, 1994,  and described  in Item  4 of
             this report. Prior to the exercise of the option, FUNC is not entitled to any rights as a shareholder of BancFlorida Financial Corporation ("BFL") as to the shares covered by the
             option.  The   option  may only  be exercised  upon the happening
             of   certain events  referred to  in Item 4, none of which has
             occurred as of the date hereof. FUNC expressly disclaims beneficial ownership of any of the shares of common stock of BFL which are purchasable by FUNC upon exercise of the option. The percentage indicated represents the percentage of the
             total outstanding  shares of common  stock  of  BFL   as  of
             January 17, 1994 (excluding shares issuable upon exercise of the option).

          Item 1.  Security and Issuer.

               This statement relates to the common stock of BancFlorida Financial Corporation ("BFL"), $0.01 par value per share ("BFL Common Stock"). BFL is a Delaware corporation whose principal executive offices are located at 5801 Pelican Bay Boulevard, Naples, Florida 33963. BFL is a savings and loan holding company under the Home Owners' Loan Act of 1933.

          Item 2.  Identity and Background.

               This statement is being filed by First Union Corporation ("FUNC"), a North Carolina corporation whose principal executive offices are located at One First Union Center, Charlotte, North Carolina 28288-0013. FUNC is a bank holding company registered under the Bank Holding Company Act of 1956, as amended.

               To the best of FUNC's knowledge, during the last five years, neither FUNC nor any of its directors or executive officers has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) nor has FUNC or any of its directors or executive officers been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Attached hereto is an appendix to Item 2 setting forth certain additional information concerning the directors and executive officers of FUNC.

          Item 3.  Source and Amount of Funds or Other Consideration.

               It is presently anticipated that purchases of shares of BFL Common Stock as described in Item 4 would be made with funds obtained from FUNC's working capital and funds available for investment.

          Item 4.  Purpose of Transaction.

               Pursuant to  an Agreement and  Plan of  Mergers (the  "Merger
          Agreement"),   dated  as   of  January   17,  1994,   among  BFL,
          BancFlorida, a Federal Savings Bank, a wholly-owned subsidiary of BFL, FUNC, First Union Corporation of Florida ("FUNC-FL") and First Union National Bank of Florida ("FUNB-FL"), a wholly-owned (except for directors' qualifying shares) subsidiary of FUNC, and in consideration thereof, BFL issued to FUNC on such date an option (the "Option") to purchase, under certain conditions, up to 719,000 shares of BFL

          Common  Stock  at  a purchase  price  per  share  of $25.00  (the
          "Purchase    Price"),   subject   to   adjustment   pursuant   to
          anti-dilution provisions.

               The Option was issued to FUNC pursuant to a Stock Option Agreement, dated as of January 17, 1994, between FUNC and BFL (the "Option Agreement"), which formed an integral part of the
          Merger  Agreement.   The Merger  Agreement provides,  among other
          things, for the merger of BFL into FUNC-FL (the "Merger"). Upon consummation of the Merger, which is subject to the approval of BFL stockholders, regulatory approvals, and the satisfaction or waiver of various other terms and conditions, BFL stockholders would receive 0.669 shares of FUNC common stock, $3.33 1/3 par value per share ("FUNC Common Stock"), for each share of BFL Common Stock and each share of BFL convertible preferred stock if FUNC's Common Stock price is between $41.875 and $44.875 per
          share.   If  FUNC's  Common Stock  price  is below  $41.875,  BFL
          stockholders would receive $28.00 of FUNC Common Stock for each share of BFL Common Stock and each share of BFL convertible preferred stock. If FUNC's Common Stock is above $44.875, BFL stockholders would receive $30.00 of FUNC Common Stock for each share of BFL Common Stock and each share of BFL convertible
          preferred stock.   The calculation of  FUNC's Common Stock  price
          will be based on the average closing price of FUNC Common Stock for the ten trading days prior to the effective date of the Merger.

               If not in material breach of the Option Agreement or the Merger Agreement, FUNC may exercise the Option, in whole or in part, at any time and from time to time following the happening of certain events (each a "Purchase Event"), including:

               (a) BFL taking certain actions (each an "Acquisition Transaction"), including authorizing, recommending or entering into an agreement with any third party to effect (i) a merger, consolidation or similar transaction involving BFL or any of its significant subsidiaries, (ii) the sale, lease, exchange or other disposition of 20% or more of the consolidated assets of BFL and its subsidiaries, or (iii) the issuance, sale or other disposition of 20% or more of the voting securities of BFL or any of its significant subsidiaries (other than as a result of the exercise of outstanding options or the conversion of outstanding convertible securities of BFL); or

               (b)  any  third party  acquires or  has the right  to acquire
                    15% or more of the outstanding shares of BFL Common Stock (or if such party was the owner of 15% or more of such shares on January 17, 1994, such party acquires 5% or more of such shares);

          provided, the Option will terminate upon the earliest to occur of certain events, including:

               (a)  consummation of the Merger;

               (b) termination of the Merger Agreement by BFL (a "BFL Termination") prior to the happening (subject to certain limitations) of a Purchase Event or certain events (each a "Preliminary Purchase Event"), including:

                    (i) commencement by any third party of a tender or exchange offer to purchase 20% or more of the outstanding shares of BFL Common Stock;

                    (ii) failure of the  stockholders of BFL to approve  the
                         Merger Agreement after pubic announcement that a third party:

                         (x)  proposes   to   engage   in   an   Acquisition
                              Transaction;
                         (y) commences a tender offer to purchase 20% or more of the outstanding shares of BFL Common Stock; or
                         (z) files an application under certain federal statutes relating to the regulation of banks and other financial institutions or their holding companies, to engage in an Acquisition Transaction;

                   (iii) any   third   party  proposes   to   BFL   or   its
                         stockholders, publicly or in any writing that becomes publicly disclosed, to engage in an Acquisition Transaction;

                    (iv) after  a proposal by  a third  party to  BFL or its
                         stockholders to engage in an Acquisition Transaction, BFL breaches any covenant or obligation in the Merger Agreement which would entitle FUNC to terminate the Merger Agreement; or

                    (v) any third party, other than in connection with a transaction which FUNC has consented to in writing, files an application with any federal or state bank regulatory authority for approval to engage in an Acquisition Transaction;

               (c) 18 months after termination of the Merger Agreement by BFL other than pursuant to a BFL Termination; and


               (d) 18 months after termination of the Merger Agreement by FUNC.

               Upon the occurrence of certain events set forth in the Option Agreement, the Option must be converted into, or exchanged for, an option, at the election of FUNC, of another corporation
          or  BFL (the  "Substitute  Option").    The  terms  of  any  such
          Substitute Option are set forth in the Option Agreement.

               A copy of the form of the Merger Agreement, including the Option Agreement, is attached hereto as Exhibit 1, and the foregoing summary, as well as the other information contained in this report, is qualified in its entirety by reference thereto.



          Item 5.  Interest in Securities of the Issuer.

               The 719,000 shares of BFL Common Stock which are purchasable by FUNC upon exercise of the Option are equal to approximately 19.9% of BFL Common Stock, based on the 3,615,370 shares of BFL
          Common  Stock   issued  and  outstanding  on   January  17,  1994
          (excluding shares issuable upon exercise of the Option).

               FUNC expressly disclaims any beneficial ownership of the 719,000 shares of BFL Common Stock which are purchasable by FUNC upon exercise of the Option because the Option is exercisable only in the circumstances referred to in Item 4 above, none of
          which  has  occurred  as  of  this date.    If  the  Option  were
          exercised, FUNC would have sole right to vote or to dispose of the shares of BFL Common Stock issued as a result of such exercise.

               The Option contains anti-dilution provisions which provide that the number of shares of BFL Common Stock issuable upon exercise of the Option and the Purchase Price will be adjusted upon the happening of certain events, including the payment of a  stock dividend  or  other  distribution  in  BFL  Common  Stock or  the subdivision or reclassification of BFL Common Stock, as set forth in the Option Agreement.

               Other than as set forth in this Item 5, to the best of FUNC's knowledge (i) neither FUNC nor any subsidiary or affiliate of FUNC or any of FUNC's executive officers or directors, beneficially owns any shares of BFL Common Stock, and (ii) there have been no transactions in the shares of BFL Common Stock effected during the past 60 days by FUNC, nor to the best of FUNC's knowledge, by any subsidiary or affiliate of FUNC or any of FUNC's executive
          officers or directors.   FUNB-FL is a trustee of  a trust account
          that holds 2,900  shares of  BFL Common  Stock.   FUNB-FL has  no
          voting or dispositive power with respect to such shares.

               No other person is known by FUNC to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the BFL Common Stock obtainable by FUNC upon exercise of the Option.

          Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities to the Issuer.

               Other than the Merger Agreement, including Exhibits A and B thereto, a copy of the form of which (excluding the Schedules and certain Exhibits referred to in the Merger Agreement) is attached hereto as Exhibit 1, to the best of FUNC's knowledge there are at
          present   no   contracts,    arrangements,   understandings    or
          relationships  (legal or  otherwise) among  the persons  named in
          Item 2 above and between such persons and any person with respect
          to  any securities  of BFL.   Exhibit  A to the  Merger Agreement
          contains the  form of  the Option  Agreement.   Exhibit B  to the
          Merger Agreement contains the form of an agreement, dated as of January 17, 1994, pursuant to which the holder of all of the outstanding shares of BFL convertible preferred stock agreed, among other things, to vote such shares in favor of approval of the Merger Agreement at a meeting of BFL stockholders (the "Preferred Agreement").

          Item 7.  Material to be Filed as Exhibits.

               A copy of the form of the Merger Agreement, including the Option Agreement and Preferred Agreement, is attached hereto as
          Exhibit 1.

          Signature.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             FIRST UNION CORPORATION


          Date:  January 24, 1994            /s/ Kent S. Hathaway
                                             Senior Vice President and
                                               Deputy General Counsel

                                                  Appendix to Item 2

                                                       Principal
                                   Position with       employment and
          Name and residence       First Union         principal business
          or business address*     Corporation         of employer


          G. Alex Bernhardt        Director            President and Chief
          Bernhardt Furniture                          Executive Officer,
          Furniture Company                            Bernhardt Furniture
          P.O. Box 740                                 Company, furniture
          Lenoir, NC 28645                             manufacturing

          W. Waldo Bradley         Director            Chairman, Bradley
          Bradley Plywood Corp.                        Plywood Corporation,
          P.O. Box 1408                                building materials
          Savannah, GA 31402

          Robert J. Brown          Director            Chairman, President
          B&C Associates                               and Chief Executive
          P.O. Box 2636                                Officer, B&C
          High Point, NC 27261                         Associates, Inc., a
                                                       public relations and
                                                       marketing research
                                                       firm

          Edward E. Crutchfield,   Executive           Chairman, President
           Jr.                     Officer and         and Chief Executive
          One First Union Center   Director            Officer, First Union
          Charlotte, NC 28288                          Corporation

          Warner N. Dalhouse       Director            Chairman, First
          First Union National                         Union Corporation
            Bank of Virginia                           of Virginia,
          213 S. Jefferson Street                      a subsidiary of
          Roanoke, VA 24011                            First Union
                                                       Corporation

          Robert D. Davis          Director            Chairman, DDI, Inc.,
          DDI, Inc.                                    investments
          P.O. Box 2088
          Jacksonville, FL 32203

          R. Stuart Dickson        Director            Chairman, Ruddick
          Ruddick Corporation                          Corporation, a
          Two First Union Center                       diversified holding
          Suite 2000                                   company
          Charlotte, NC 28282

                                                       Principal
                                   Position with       employment and
          Name and residence       First Union         principal business
          or business address*     Corporation         of employer

          B.F. Dolan               Director            Retired
          Textron, Inc.
          Box 878
          Providence, RI 02901

          Roddey Dowd, Sr.         Director            Chairman, Charlotte
          Charlotte Pipe &                             Pipe & Foundry
          Foundry Company                              Company,
          P.O. Box 35430                               manufacturer of pipe
          Charlotte, NC 28235                          and fittings

          William H. Goodwin, Jr.  Director            Chairman, CCA
          CCA Industries, Inc.                         Industries, Inc. a
          One James Center                             multinational
          901 East Cary Street                         organization
          Richmond, VA 23219

          John R. Georgius         Executive           President, First
          First Union Corporation  Officer and         Union Corporation
          One First Union Center   Director
          Charlotte, NC 28288-0003

          Brenton S. Halsey        Director            Chairman Emeritus,
          James River Corporation                      James River
          P.O. Box 2218                                Corporation
          Richmond, VA 23217

          Howard H. Haworth        Director            President, the
          Haworth Group                                Haworth Group,
          First Union Bank Bldg.                       investments
          300 North Green Street
          Suite 201
          Morganton, NC 28655

          Torrence E. Hemby, Jr.   Director            President, Beverly
          Beverly Crest Corp.                          Crest Corporation,
          4419 Sharon Road                             real estate
          Charlotte, NC 28211                          development

          Leonard G. Herring       Director            President and Chief
          Lowe's Companies, Inc.                       Executive Officer,
          P.O. Box 1111                                Lowe's Companies,
          North Wilkesboro, NC 28656                   Inc., building and
                                                       related products

                                                       Principal
                                   Position with       employment and
          Name and residence       First Union         principal business
          or business address*     Corporation         of employer

          Jack Laughery            Director            Chairman, Hardee's
          Hardee's Food Systems,                       Food Systems, Inc.
            Inc.                                       a fast food chain
          800 Tiffany Boulevard
          Suite 305
          Rocky Mount, NC 27801

          Max Lennon               Director            President, Clemson
          Clemson University                           University
          P.O. Box 992
          Clemson, SC 29633-0992

          Radford D. Lovett        Director            Chairman, Commodores
          Commodores Point Terminal                    Point Terminal
          Corporation                                  Corporation, marine
          P.O. Box 4069                                terminal operator
          Jacksonville, FL 32201

          Henry D. Perry           Director            Physician
          3866 Sheridan Street
          Hollywood, FL 33021

          Randolph N. Reynolds     Director            Executive Vice
          Executive Vice President,                    President,
          International                                Reynolds Metals
          Reynolds Metals Company                      Company, an
          P.O. Box 27002                               aluminum metal
          Richmond, VA 23261                           manufacturer

          Ruth G. Shaw             Director            Vice President,
          Central Piedmont                             Duke Power Company,
          Community College                            an investor-owned
          P.O. Box 35009                               electric utility
          Charlotte, NC 28235

          Lanty L. Smith           Director            Chairman and Chief
          Precision Fabrics                            Executive Officer,
          Group, Inc.                                  Precision Fabrics
          Suite 600                                    Group, Inc.,
          One Southern Life Center                     textile products
          Greensboro, NC 27401

          Dewey L. Trogdon         Director            Chairman, Cone Mills
          Cone Mills Corporation                       Corporation, textile
          1201 Maple Street                            manufacturing
          Greensboro, NC 27405

                                                       Principal
                                   Position with       employment and
          Name and residence       First Union         principal business
          or business address*     Corporation         of employer

          B.J. Walker              Executive Officer   Vice Chairman,
          225 Water Street         and Director        First Union
          Jacksonville, Fl 32202                       Corporation

          Kenneth G. Younger       Director            Chairman, Carolina
          Carolina Freight Corp.                       Freight Corporation,
          P.O. Box 545                                 interstate motor
          Cherryville, NC 28021                        carrier

          Marion A. Cowell, Jr.    Executive           Executive Vice
          One First Union Center   Officer             President,
          Charlotte, NC 28288                          Secretary and
                                                       General Counsel,
                                                       First Union
                                                       Corporation

          Robert T. Atwood         Executive           Executive Vice
          One First Union Center   Officer             President and
          Charlotte, NC 28288                          Chief Financial
                                                       Officer, First
                                                       Union Corporation

          John D. Uible            Director            Investor
          225 Water Street
          Suite 840
          Jacksonville, FL 32202







          *All of the directors and executive officers are citizens of the United States.